08032210

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-30840 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.M. OPPENHEIMER SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 SILVERADO
(No. and Street)

LA JOLLA (City) CA (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SONNENBERG & COMPANY, CPAS
(Name – *if individual, state last, first, middle name*)

5190 GOVERNOR DRIVE, SUITE 201, SAN DIEGO, CA 92122
(Address) (City) (State) (Zip Code)

PROCESSED
AUG 21 2008
THOMSON REUTERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 18 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AD 8/20

8-20-08

## OATH OR AFFIRMATION

I, ALLEN M. OPPENHEIMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.M. OPPENHEIMER SECURITIES, INC., as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Allen M. Oppenheimer
Signature

PRESIDENT
Title

* Please see attached California JURAT
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Jurat

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this 11th day of AUGUST,

2008 by ALLEN M. OPPENHEIMER,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature] (Notary seal)

KHOA HOANG
Commission # 1540897
Notary Public - California
San Diego County
My Comm. Expires Jan 2, 2009

## OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

OATH OR AFFIRMATION
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date ________

(Additional information)

### INSTRUCTIONS FOR COMPLETING THIS FORM

*The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.*

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

A. M. Oppenheimer Securities, Inc.
Audited Financial Statements
For The Years Ended
June 30, 2008 and 2007

A. M. OPPENHEIMER SECURITIES, INC.

JUNE 30, 2008 AND 2007

CONTENTS

Sonnenberg & Company, CPAs
A Professional Corporation
5190 Governor Drive, Suite 201, San Diego, California 92122
Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX
Leonard C. Sonnenberg, CPA

Independent Auditors' Report on the Financial Statements

Board of Directors
A. M. Oppenheimer Securities, Inc.
La Jolla, California

We have audited the accompanying statements of financial condition of A. M. Oppenheimer Securities, Inc. as of June 30, 2008 and 2007, and the related statements of income, cash flows, changes in shareholder's equity, and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and schedules referred to above present fairly, in all material respects, the financial positions of A. M. Oppenheimer Securities, Inc., as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

August 3, 2008

Sonnenberg & Company, CPAs

# A. M. OPPENHEIMER SECURITIES, INC.
## STATEMENTS OF FINANCIAL CONDITION
## JUNE 30, 2008 AND 2007

| | 2008 | 2007 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash | $ 8,617 | $ 8,879 |
| Other Assets: | | |
| Investments, Available for Sale, at Fair Value | - | 29,710 |
| TOTAL ASSETS | 8,617 | 38,589 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
| Liabilities | $ - | $ - |
| Shareholder's Equity: | | |
| Common Stock, $1 par value; authorized 100,000 shares, issued and outstanding 5,500 shares | 5,500 | 5,500 |
| Additional Paid in Capital | 115,993 | 115,993 |
| Deficit | (112,876) | (82,904) |
| | 8,617 | 38,589 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 8,617 | $ 38,589 |

See Notes to Financial Statements.

A. M. OPPENHEIMER SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

| | Year Ended June 30, 2008 | Year Ended June 30, 2007 |
|---|---|---|
| **Income** | | |
| Special NASD Member Payment | $ 35,000 | $ - |
| Interest Income | 2,609 | 44 |
| Dividend Income | 82 | 2,160 |
| Refund of Fees and Miscellaneous Credits | 15 | 582 |
| Realized Gain on Sale of Investments | 3,306 | 42,066 |
| Unrealized Gain (Loss) on Investments | 7,970 | (25,791) |
| Total Income | 48,982 | 19,061 |
| **Operating Expenses** | | |
| Officer's Salary | $ 55,000 | $ 42,000 |
| Payroll Expenses | 4,208 | 3,213 |
| Dues - SIPC | 150 | 150 |
| Fees - FINRA | 255 | 177 |
| License and State Fees | 25 | 25 |
| Tax - Franchise Tax Board | 800 | 800 |
| Audit Expense | 700 | 600 |
| Miscellaneous Expenses | 5 | 2 |
| Total Operating Expenses | 61,143 | 46,967 |
| Net Income (Loss) | $ (12,161) | $ (27,906) |

See Notes to Financial Statements.

A. M. OPPENHEIMER SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

| | | Year Ended June 30, 2008 | | Year Ended June 30, 2007 |
|---|---|---|---|---|
| Operating Activities: | | | | |
| Net Income (Loss) | $ | (12,161) | $ | (27,906) |
| Adjustments to reconcile Net Income (Loss) to Net Cash provided (used) by Operating Activities: | | | | |
| Realized Gain on Sale of Investments | | (3,306) | | (42,066) |
| Unrealized Gain (Loss) on Investments | | (7,970) | | 25,791 |
| Net Cash provided (used) by Operating Activities | | (23,437) | | (44,181) |
| Cash Flows from Investing Activities: | | | | |
| Proceeds from Sale of Investments | | 40,986 | | 76,265 |
| Net Cash provided (used) by Investing Activities | | 40,986 | | 76,265 |
| Cash Flows from Financing Activities: | | | | |
| Increase in Paid in Capital | | - | | 1,000 |
| Dividends Paid | | (17,811) | | (30,787) |
| Net Cash provided (used) by Financing Activities | | (17,811) | | (29,787) |
| Increase (Decrease) in Cash | $ | (262) | $ | 2,297 |
| Beginning Cash Balances | $ | 8,879 | $ | 6,582 |
| Ending Cash Balances | $ | 8,617 | $ | 8,879 |
| Income Taxes Paid | $ | 800 | $ | 800 |

See Notes to Financial Statements.

A. M. OPPENHEIMER SECURITIES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

| | Common Stock | Additional Paid In Capital | Deficit | Total |
|---|---|---|---|---|
| Balance at June 30, 2006 | $ 5,500 | $ 114,993 | $ (24,211) | $ 96,282 |
| Dividends Paid | | | (30,787) | (30,787) |
| Additional Paid in Capital | | 1,000 | | 1,000 |
| Net Income (Loss) for the year ended June 30, 2007 | | | (27,906) | (27,906) |
| Balance, June 30, 2007 | 5,500 | 115,993 | (82,904) | 38,589 |
| Dividends Paid | | | (17,811) | (17,811) |
| Additional Paid in Capital | | - | | - |
| Net Income (Loss) for the year ended June 30, 2008 | | | (12,161) | (12,161) |
| Balance, June 30, 2008 | $ 5,500 | $ 115,993 | $ (112,876) | $ 8,617 |

A. M. OPPENHEIMER SECURITIES, INC.
STATEMENTS OF CHANGES IN LIABILITY SUBORDINATED
TO CLAIM OF GENERAL CREDITORS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

There are no liabilities subordinated to the claim of general creditors.

A. M. OPPENHEIMER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

1. Organization and Nature of Business:

A. M. Oppenheimer Securities, Inc. (The Company) is a licensed broker-dealer limited to wholesaling and retailing of public placements of limited partnership interests and to the sale of privately-held companies under the jurisdiction of FINRA (Financial Industry Regulatory Authority). The Company is a California corporation that is a wholly-owned subsidiary of A. M. Oppenheimer, Inc.

The principal revenues generated by the Company are service income, interest income, dividend income, and income from investments.

2. Summary of Significant Accounting Policies:

The company records its assets, liabilities, income and expenses on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

During June 2000, December 2000, and May 2003, the Company acquired warrants from National Association of Securities Dealers, Inc. to purchase shares in The NASDAQ Stock Market, Inc. The warrants were exercised and the company purchased 3,000 shares in The NASDAQ Stock Market, Inc. As of June 30, 2008, all the shares of the NASDAQ Stock Market, Inc. have been sold.

3. NASD Member Income:

During the year ended June 2008 the Company received a one-time payment of $35,000 from FINRA as a member benefit resulting from the consolidation of the NASD and NYSE member regulation programs.

4. Income Taxes:

The Company files federal and state income tax returns annually.

5. Common Stock:

The company is a wholly-owned subsidiary of A. M. Oppenheimer, Inc. The Company has issued 5,500 shares at $1 par value for a total of $5,500. The parent corporation, A. M. Oppenheimer, Inc. is owned 100 percent by Allen M. Oppenheimer, who is also the president of both corporations.

Sonnenberg & Company, CPAs
A Professional Corporation

5190 Governor Drive, Suite 201, San Diego, California 92122

Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX

Leonard C. Sonnenberg, CPA

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
A. M. Oppenheimer Securities, Inc.
La Jolla, California

We have audited the accompanying financial statements of A. M. Oppenheimer Securities, Inc. as of and for the years ended June 30, 2008 and 2007, and have issued our report thereon dated August 3, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on Pages 11 to 14 is presented for purposes of additional analysis and is not considered a required part of the basic financial statements, but is supplementary information required under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 3, 2008

Sonnenberg & Company, CPAs

A. M. OPPENHEIMER SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
JUNE 30, 2008 AND 2007

| | Year Ended June 30, 2008 | Year Ended June 30, 2007 |
|---|---|---|
| Total Shareholder's Equity | $ 8,617 | $ 38,589 |
| Shareholder's Equity not allowable | - | - |
| Total Shareholder's Equity qualified for Net Capital | 8,617 | 38,589 |
| Total Non-allowable Assets | - | - |
| Net Capital before Haircuts on Securities position | 8,617 | 38,589 |
| Haircuts on Securities | - | 4,457 |
| Net Capital | 8,617 | 34,132 |
| Minimum Net Capital Requirement (6.67% of Current Liabilities) | $ - | $ - |
| Minimum Dollar Net Capital required | 5,000 | 5,000 |
| Net Capital Requirement - (the larger of the minimum percentage and dollar amounts) | $ 5,000 | $ 5,000 |
| Net Capital | $ 8,617 | $ 34,132 |
| Net Capital Requirement | 5,000 | 5,000 |
| Excess Net Capital | $ 3,617 | $ 29,132 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total Liabilities from Statement of Financial Condition | $ - | $ - |
| Total Aggregate Indebtedness | $ - | $ - |
| Percentage of Aggregate Indebtedness to Net Capital | 0% | 0% |
| Percentage of Debt to Debt-Equity in accordance with Rule 15c-1 | 0% | 0% |

A. M. OPPENHEIMER SECURITIES, INC.
SCHEDULE II
COMPUTATION OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
FOR THE YEAR ENDED JUNE 30, 2008

Reconciliation of Computation of Net Capital pursuant to Rule 15c3-1

| | Dealer's Unaudited Report 06/30/08 | Audited Report 06/30/08 | Difference |
|---|---|---|---|
| Total Shareholder's Equity | $ 8,617 | $ 8,617 | $ - |
| Shareholder's Equity not allowed | - | - | - |
| Total Shareholder's Equity qualified for Net Capital | 8,617 | 8,617 | - |
| Total Non-allowable Liabilities (see Schedule B) | - | - | - |
| Total Non-allowable Assets (see Schedule C) | - | - | - |
| Net Capital before Haircuts on Securities positions | 8,617 | 8,617 | - |
| Haircuts on Securities | - | - | - |
| Net Capital | $ 8,617 | $ 8,617 | $ - |

Schedule A - Reconciliation of Shareholder's Equity

| | |
|---|---|
| Deficit - June 30, 2007 | $ (82,904) |
| Net Income (Loss) per Audited Report | (12,161) |
| Dividends Paid | (17,811) |
| Capital Stock | 5,500 |
| Additional Paid in Capital | 115,993 |
| Total Shareholder's Equity - June 30, 2008 | $ 8,617 |

A. M. OPPENHEIMER SECURITIES, INC.
SCHEDULE II (CONTINUED)
COMPUTATION OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
FOR THE YEAR ENDED JUNE 30, 2008

| | Dealer's Unaudited Report 06/30/08 | Audited Report 06/30/08 | Difference |
|---|---|---|---|
| Schedule B - Reconciliation of Nonallowable Liabilities | | | |
| Liabilities subordinated to Claims of General Creditors | $ - | $ - | $ - |
| Schedule C - Reconciliation of Nonallowable Assets | | | |
| Nonallowable Assets | $ - | $ - | $ - |
| Reconciliation of Computation of Net Capital | | | |
| Minimum Net Capital Requirement (6.67% of Current Liabilities) | $ - | $ - | $ - |
| Minimum Dollar Net Capital Requirement | 5,000 | 5,000 | - |
| Net Capital Requirement | $ 5,000 | $ 5,000 | $ - |
| Net Capital at June 30, 2008 | $ 8,617 | $ 8,617 | $ - |
| Net Capital Requirement | 5,000 | 5,000 | - |
| Excess Net Capital | $ 3,617 | $ 3,617 | $ - |

A. M. OPPENHEIMER SECURITIES, INC.
SUPPLEMENTARY INFORMATION
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2008 AND 2007

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

Not applicable because the company is exempt under Rule 15c3-3 section k(2)(i) "Special Account for the Exclusive Benefit of Customers"

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

Not applicable because the company is exempt under Rule 15c3-3 section k(2)(i) "Special Account for the Exclusive Benefit of Customers"

Sonnenberg & Company CPA • AUDITS • TAXES • RESERVE STUDIES

**Sonnenberg & Company, CPAs**
A Professional Corporation

5190 Governor Drive, Suite 201, San Diego, California 92122

Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX

Sonnenberg & Company 35 YEARS IN PRACTICE

Leonard C. Sonnenberg, CPA

Independent Auditors' Report on Internal Control

The Board of Directors
A. M. Oppenheimer Securities, Inc.
La Jolla, California

In planning and performing our audit of the financial statements and supplemental schedules of A. M. Oppenheimer Securities, Inc., for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-3(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications, and comparisons, 2) Recordation of differences required by Rule 17a-13, or 3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(5) lists additional objectives of the practices and procedures listed in preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17c-5(g) of the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

August 3, 2008

Sonnenberg & Company, CPAs

END